QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
(Name of Subject Company (Issuer))

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
(Name of Filing Persons (Issuer))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

636918302
(CUSIP Number of Class of Securities)

James J. Bigl
President and Chief Executive Officer
National Medical Health Card Systems, Inc.
26 Harbor Park Drive
Port Washington, New York 11050
(516) 626-0007
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person(s))

With a Copy to:

Steven I. Suzzan, Esq.
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, New York 10103
(212) 318-3000

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**

$50,000,005	$6,335.00

*
For purposes of calculating the Filing Fee, pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the Transaction Value was calculated assuming that 4,545,455 shares of common stock, par value $0.001 are purchased at the tender offer price of $11.00 per share in cash.

**
The filing fee, calculated in accordance with Rule 0-11, is $126.70 per million of the aggregate Transaction Value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Tender Offer Statement on Schedule TO relates to the offer by National Medical Health Card Systems, Inc., a Delaware corporation ("Health Card"), to purchase, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 19, 2004 (the "Offer to Purchase") and the accompanying letter of transmittal (the "Letter of Transmittal") (which, together with any amendments or supplements thereto, collectively constitute the "Offer" and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule TO), up to 4,545,455 shares of Health Card's common stock, $0.001 par value per share, at a price per share of $11.00, net to the seller in cash without interest thereon. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under of the Securities Exchange Act of 1934, as amended.

Item 1.    Summary Term Sheet.

        The information set forth in the Offer to Purchase under the section captioned "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        The information set forth in the Offer to Purchase under the sections captioned "Introduction," "The Offer—Section 7, Price Range of Our Shares; Dividends" and "The Offer—Section 9, Certain Information Concerning Us" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        National Medical Health Card Systems, Inc. is the filing person and the subject company. The following table names each person specified in Instruction C to Schedule TO. Each filing person's business address is 26 Harbor Park Drive, Port Washington, New York 11050, and each filing person's business telephone number is (516) 626-0007.

Name*	Position
Bert E. Brodsky	Chairman of the Board of Directors
James J. Bigl	President, Chief Executive Officer and Director
Tery Baskin	Chief Marketing Officer
Stuart F. Fleischer	Chief Financial Officer (as of October 2, 2003)
David Gershen	Executive Vice President of Financial Services and Treasurer
Agnes Hall	Chief Information Officer
Patrick McLaughlin	President, PBM Services
Gerald Angowitz	Director
Kenneth J. Daley	Director
Ronald L. Fish	Director
Paul J. Konigsberg	Director
Gerald Shapiro	Director

*
It is expected that concurrent with the sale of Health Card's series A convertible preferred stock to New Mountain Partners, L.P. and New Mountain Affiliated Investors L.P., Messrs. Daley, Fish and Shapiro will resign and the following persons will be elected to Health Card's Board of Directors, as more fully disclosed in the Offer to Purchase under the section captioned "The Offer—Section 2, Purpose of the Offer; Certain Effects of the Offer?Composition of Our Board of Directors Following the Contemplated Transactions:"

Steven B. Klinsky	Chairman of the Board of Directors
Michael B. Ajouz	Director
G. Harry Durity	Director
Michael T. Flaherman	Director
Robert R. Grusky	Director
Robert S. Silberman	Director

        The information set forth in the Offer to Purchase under the section captioned "The Offer—Section 9, Certain Information Concerning Us" is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        The information set forth in the Offer to Purchase under the sections captioned "Introduction," "The Offer—Section 1, Number of Shares; Proration," "The Offer—Section 2, Purpose of the Offer; Certain Effects of the Offer," "The Offer—Section 3, Procedures for Tendering Shares," "The Offer—Section 4, Withdrawal Rights," "The Offer—Section 5, Acceptance for Payment and Payment for Shares," "The Offer—Section 10, Information About Our Shares; Interests of Directors and Officers; Transactions and Arrangements Concerning Our Shares," "The Offer—Section 13, Certain U.S. Federal Income Tax Consequences" and "The Offer—Section 14, Extension of the Offer; Termination; Amendment" is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in the Offer to Purchase under the sections captioned "The Offer—Section 2, Purpose of the Offer; Certain Effects of the Offer" and "The Offer—Section 10, Information About Our Shares; Interests of Directors and Officers; Transactions and Arrangements Concerning Our Shares" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        The information set forth in the Offer to Purchase under the section captioned "The Offer—Section 2, Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        The information set forth in the Offer to Purchase under the sections captioned "The Offer—Section 6, Certain Conditions of the Offer," "The Offer—Section 8, Source and Amount of Funds" and "The Offer—Section 15, Fees and Expenses" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        The information set forth in the Offer to Purchase under the section captioned "The Offer—Section 10, Information About Our Shares; Interests of Directors and Officers; Transactions and Arrangements Concerning Our Shares" is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        Not applicable.

Item 10.    Financial Statements.

        A.    (1)   The information set forth in Item 15(a)(1) of Health Card's Amendment No. 2 to Annual Report on Form 10-K/A for the fiscal year ended June 30, 2003, filed on February 17, 2004, and in the Offer to Purchase under the section captioned "The Offer—Section 9, Certain Information Concerning Us" and the heading captioned "Certain Financial Information—Available Information" is incorporated herein by reference pursuant to Instruction 3 to Item 10 of Schedule TO.

                (2)   The information set forth in part I, entitled "Financial Information," of Health Card's Amendment No. 1 to quarterly report on Form 10-Q/A for the fiscal quarter ended December 31, 2003, and in the Offer to Purchase under the section captioned "The Offer—Section 9, Certain Information Concerning Us" and the heading captioned "Certain Financial Information—Available Information" is incorporated herein by reference pursuant to Instruction 3 to Item 10 of Schedule TO.

        B.    The information set forth in the Offer to Purchase under the section captioned "The Offer—Section 9, Certain Information Concerning Us" and the heading captioned "Certain Financial Information" is incorporated herein by reference pursuant to Instruction 3 to Item 10 of Schedule TO.

Item 11.    Additional Information.

        The information set forth in the Offer to Purchase under the sections captioned "The Offer—Section 6, Certain Conditions of the Offer," "The Offer—Section 10, Information About Our Shares; Interests of Directors and Officers; Transactions and Arrangements Concerning Our Shares" and "The Offer—Section 12, Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(A)	Form of Offer to Purchase, dated February 19, 2004.
(a)(1)(B)
Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on IRS Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Substitute Form W-9).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Text of Press Release issued by National Medical Health Card Systems, Inc., dated October 31, 2003.*
(a)(5)(B)
Form of Letter to Stockholders of National Medical Health Card Systems, Inc., dated February 19, 2004, from James J. Bigl, President and Chief Executive Officer of National Medical Health Card Systems, Inc.
(b)	Not applicable.
(d)(1)
Support Agreement, dated as of October 30, 2003, by and among National Medical Health Card Systems, Inc., Bert E. Brodsky, Bert E. Brodsky Revocable Trust dated May 24, 1999, P.W. Capital Corp., Lee Jared Brodsky, David Craig Brodsky, Jeffrey Holden Brodsky, Jessica Brodsky Miller, the Irrevocable Trusts of each of Lee Jared Brodsky dated January 1, 2002, David Craig Brodsky dated February 1, 2001, Jeffrey Holden Brodsky dated February 1, 2001 and Jessica Brodsky Miller dated February 1, 2001 and New Mountain Partners, L.P.**
(d)(2)	Amended and Restated Preferred Stock Purchase Agreement, dated as of November 26, 2003, by and between National Medical Health Card Systems, Inc. and New Mountain Partners, L.P.**

(d)(3)	Form of Certificate of Designations, Preferences and Rights of the Series A 7% Convertible Preferred Stock, par value $0.10 per share, of National Medical Health Card Systems, Inc.**
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed on Schedule TO-C on October 31, 2003.

**
Previously filed as an Annex to Health Card's Proxy Statement on Schedule 14A on February 19, 2004.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2004	NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.

JAMES J. BIGL PRESIDENT AND CHIEF EXECUTIVE OFFICER

EXHIBIT INDEX

(a)(1)(A)	Form of Offer to Purchase, dated February 19, 2004.
(a)(1)(B)
Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on IRS Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Substitute Form W-9).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Text of Press Release issued by National Medical Health Card Systems, Inc., dated October 31, 2003.*
(a)(5)(B)
Form of Letter to Stockholders of National Medical Health Card Systems, Inc., dated February 19, 2004, from James J. Bigl, President and Chief Executive Officer of National Medical Health Card Systems, Inc.
(b)	Not applicable.
(d)(1)
Support Agreement, dated as of October 30, 2003, by and among National Medical Health Card Systems, Inc., Bert E. Brodsky, Bert E. Brodsky Revocable Trust dated May 24, 1999, P.W. Capital Corp., Lee Jared Brodsky, David Craig Brodsky, Jeffrey Holden Brodsky, Jessica Brodsky Miller, the Irrevocable Trusts of each of Lee Jared Brodsky dated January 1, 2002, David Craig Brodsky dated February 1, 2001, Jeffrey Holden Brodsky dated February 1, 2001 and Jessica Brodsky Miller dated February 1, 2001 and New Mountain Partners, L.P.**
(d)(2)	Amended and Restated Preferred Stock Purchase Agreement, dated as of November 26, 2003, by and between National Medical Health Card Systems, Inc. and New Mountain Partners, L.P.**
(d)(3)	Form of Certificate of Designations, Preferences and Rights of the Series A 7% Convertible Preferred Stock, par value $0.10 per share, of National Medical Health Card Systems, Inc.**
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed on Schedule TO-C on October 31, 2003.

**
Previously filed as an Annex to Health Card's Proxy Statement on Schedule 14A on February 19, 2004.

QuickLinks

SIGNATURE
EXHIBIT INDEX